UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3) *

                              KENNEDY-WILSON, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    489399204
                                 (CUSIP Number)


Alan S. Parsow                     with a copy to          David L. Hefflinger
General Partner                                            McGrath North Mullin
Elkhorn Partners Limited Partnership                        & Kratz, PC LLO
P.O. Box 818                                               Suite 3700
Elkhorn, NE 68022                                          1601 Dodge Street
(402) 289-3217                                             First National Tower
                                                           Omaha, NE 68102
                                                           (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  July 15, 2004
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 489399204                13D                        Page 2 of 3 Pages

     1.   Name of Reporting Person
          SS or IRS Identification Number of Above Person

          Elkhorn Partners Limited Partnership / 47-0721875

     2.   Check the Appropriate Box if a Member of a Group

          /X/      (a)                       / /      (b)

     3.   SEC Use Only

     4.   Source of Funds

          WC

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          / /

     6.   Citizenship or Place of Organization

          Nebraska

                                                    7. Sole Voting Power

                                                       843,950 Shares
                  Number of
                  Shares                            8. Shared Voting Power
                  Beneficially
                  Owned by                             0
                  Reporting
                  Person                            9. Sole Dispositive Power
                  With
                                                       843,950 Shares

                                                   10. Shared Dispositive Power

                                                       0

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          843,950 Shares

     12.  Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

          / /

     13.  Percent of Class Represented by Amount in Row 11

          Approximately 11.7% of voting securities

     14.  Type of Reporting Person

          PN

CUSIP NO. 489399204                 13D                      Page 3 of 3 Pages



     Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 3 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Kennedy-Wilson, Inc. ("Kennedy-Wilson") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) As of July 15, 2004, the Partnership owns 843,950 shares of Kennedy-Wilson common stock. The Kennedy-Wilson Form 10-Q for the quarter ended March 31, 2004 reported that there were outstanding 7,190,787 shares of Kennedy-Wilson common stock as of May 4, 2004. Based on this number, the Partnership owns approximately 11.7% of the Kennedy-Wilson common stock.

     (c) During the past 60 days, the Partnership purchased 2,500 shares of Kennedy-Wilson common stock, in an open market transaction, at $6.73 per share.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED: July 19, 2004

Elkhorn Partners
Limited Partnership


By:   /s/ Alan S. Parsow
      Alan S. Parsow
      General Partner